MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSOIN AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008
PREPARED AS OF FEBRUARY 17, 2009

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2008 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2008 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology etc. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward –looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FISCAL YEAR ENDING OCTOBER 31, 2008
PREPARED AS OF FEBRUARY 17, 2009

I.	Overview
II.	Going Concern
III.	Operating Results and Financial Position
IV.	Unaudited Quarterly Financial Information
V.	Liquidity and Capital Resources
VI.	Critical Accounting Policies
VII.	Commitments and Contingencies
VIII.	Disclosure Controls
IX.	Financial Instruments
X.	Off Balance Sheet Arrangements
XI.	Transactions with Related Parties
XII.	Share Capital
XIII.	Management and Board of Directors
XIV.	Subsequent Events

Tables

1.	Selected Information from Statement of Operations and Deficit
2.	Selected Balance Sheet Information
3.	Unaudited quarterly financial statements
4.	Financing raised
5.	Outstanding stock options and warrants

Unless otherwise indicated, $ amounts reported are stated in U.S. dollars.

Appendix

1	Disclosure Controls / Internal Controls

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FISCAL YEAR ENDING OCTOBER 31, 2008
PREPARED AS OF FEBRUARY 17, 2009

I. OVERVIEW:

Introduction:

The 2008 fiscal year was a year in which the Company was able to successfully make the transition from our research efforts conducted at the University of Toronto laboratory to industrial testing and optimization of our technology prototypes in commercial foundries in the United States. At October 31, 2008 the Company has signed several joint development agreements ("JDAs") with potential strategic partners, in each case being a large US or international company that has begun testing of our technology to their product specifications and for their own commercial use.

Technology Initiatives:

We have "bifurcated" our technology initiatives into two different streams:

a)

our magnetic sensor technology, to which we have devoted considerable time and expense in 2008. Our sensors are very small but very powerful/sensitive and our cost structures to produce these sensors are anticipated to be favorable.

The testing that we have completed to advance our sensor technology in 2008 has been significant. We have optimized prototypes that are now being tested for specific end use applications by a number of large companies.

The sensor business represents significant market opportunity to the Company in the short term. The Company believes that MAST Inc., a wholly-owned subsidiary of the Company charged with the responsibility of commercializing and developing our sensor technology, is well positioned to generate revenue from both sensor sales and by providing professional services aimed at creating solutions to clients unmet needs/clients with sensor technology consulting services.

b)

Our non-volatile, radiation-hardened memory applications, which we believe have a considerable value added proposition for the most demanding memory applications in different industry verticals. The prevailing platform for the majority of memory applications is a silicon- based substrate which can be "mass produced" inexpensively and which thus allows for application in all mass produced technologies – cell phones, computer screens, common electronic applications etc. Our memory applications have been built on a gallium arsenide substrate that affords higher performance attributes at a higher cost of manufacturing. Micromem is focusing our memory on high application niche markets that can afford a higher performance, higher cost memory. We are pursuing collaborative relationships with outside technology partners who have significant expertise in memory manufacturing including printing the memory cells with ink. This is expected to have both improved performance and cost saving implications in the production of our technology in the future.

The development of our memory to commercial application is a long and costly process that will span a minimum of several years into the future. We believe that the key to successful exploitation of this technology will be to attract a major corporation(s) to complete the testing, development and commercialization of this technology under licensing agreements whereby Micromem would assign certain intellectual property rights in exchange for fees and royalty consideration.

We expect that Micromem will realize revenues in fiscal 2009 from one or more of the following sources:

a)	revenues realized under joint development agreements for our sensors from strategic partners who will absorb additional development costs,

b)	revenues realized from potential grants for our memory and our sensors for specific development initiatives which the Company is pursuing,

c)	revenues from initial license agreement(s) of our sensors which we hope to negotiate and conclude in 2009, and

d)	revenues from initial sales of sensors to end users.

Key Partners:

Our progress in fiscal 2008 has been facilitated through the assistance provided by our technical advisors/partners including:

a)

Strategic Solutions: A California based engineering design firm that the Company has had on retainer since 2006. Strategic Solutions has been a key interface between the Company and GCS Foundry. We incurred approximately $729,000 of expenses relating to Strategic Solutions in 2008.

b)

Global Communications Semiconductor Inc. ("GCS"): A California based semiconductor foundry that has been instrumental in producing and optimizing our memory and sensor prototypes to increasingly higher performance levels. We incurred approximately $192,000 in fees and expenses relating to GCS in 2008.

c)

BAE Systems ("BAE"): In August 2008 we announced that we had entered into a development initiative with BAE whereby we began the testing of our prototype in their foundry facilities. BAE is evaluating our memory and sensors for multiple specific applications for their customers including companies in the avionics and defense sectors. The Company is optimistic that BAE will identify multiple specific applications for our sensors in different BAE product configurations. At that point we expect to negotiate a definitive foundry services agreement that will address, amongst other things, the licensing of our technology, future royalties and cost sharing agreements, exclusivity in specific vertical market applications, control over and ownership of intellectual property being developed etc. As of October 31, 2008 we have spent $400,000 to advance the work done at BAE with an additional $200,000 being spent in November 2008.

In early December we were advised of damage to a shipment of a production lot from Innovative Micro Technology (a subcontractor to MAST Inc.) to BAE, whereby the lot was destroyed in transit. We are advised that this has no impact/delay on our go forward plans with BAE in 2009. Micromem has applied for and has now received an insurance settlement of $250,000 U.S. funds.

d)

Dreifus Associates Ltd ("DAL"): A technical design/consultancy firm that has a demonstrated expertise in our technology processing on new product applications. The major shareholder of DAL is Mr. Henry Dreifus. Micromem engaged DAL to conduct an extensive review of our technology and the progress of our various initiatives in mid 2007. This work continued through March 2008 when the Company invited Mr. Dreifus to serve as a member of our Board of Directors.

DAL has been instrumental in identifying new potential market applications for our sensors, introducing the Company to potential strategic partners based on its extensive list of industry contacts, assistance in prototype definition and scopes, development of product evaluation boards for end user testing under JDAs, developing new intellectual property assets over which the Company has sole ownership, and, finally, DAL has taken a technical support role in our application for specific grants to conduct new research and testing of future applications for our technology.

In fiscal 2008 we paid approximately $300,000 to DAL for services rendered and also issued common stock options to Henry Dreifus and to certain of his DAL staff who have been active in assisting the Company as further discussed below.

Intellectual Property:

We added significantly to our intellectual property portfolio in 2008 during which period we filed provisional patents in multiple jurisdictions. We have utilized the services of US-based Morgan Lewis LLP ("Morgan Lewis") as our intellectual property legal advisors since 2005. In fiscal 2008 we incurred $260,000 of costs associated with these services provided by Morgan Lewis.

Ex CTO Claims Settled:

As reported in our previous statutory filings and periodic press releases, our former Chief Technology Officer ("CTO"), Cynthia Kuper, filed a complaint against Micromem in February 2008 pursuant to Section 806 of the Sarbanes Oxley Act of 2002 ("SOX") with the Department of Labor, Occupational Safety and Health Administration ("OSHA").

Ms. Kuper was originally hired as Micromem's CTO under contract in January 2005. Her annual base remuneration was set at $260,000 per year with a 2 year term. That term was extended in January 2007 with the proviso that the contract could nonetheless be terminated at any time by the Company without cause by providing 4 months written notice.

Micromem terminated her services in November 2007 under the terms of the contract that we had executed by serving her with four months written notice without cause. In her complaint, she alleged that she had been terminated because of her "whistle-blower" activities which would have been in contravention of SOX regulations.

The Company vigorously denied the allegations made by Ms. Kuper. We submitted a series of position statements and supporting documents to OSHA through our counsel, between May-July 2008, and OSHA dismissed the claim against the Company in August as without foundation. Ms. Kuper appealed this decision in August.

In September, 2008, settlement discussions were initiated by Ms. Kuper's counsel. In November we settled the matter and Ms. Kuper retracted her allegations. This matter has now been dismissed by OSHA with prejudice to Ms. Kuper.

The Company paid a total of $80,166 which consisted of $54,962 payable to Ms. Kuper and constituting funds due to Ms. Kuper under the original notice terms of her contract, and $25,204 for fees and costs. These funds were released to Ms. Kuper's counsel once her retraction letter was received by OSHA and once the matter was finally dismissed by OSHA with prejudice to Ms. Kuper.

In total the Company incurred approximately $125,000 in legal fees associated with our dealings with the regulators on this matter.

SOX 404 Audit:

In 2008 our status advanced to that of "accelerated filer" under SOX legislation, which requires that the Company conduct a formal evaluation and review of its internal control procedures, have these controls independently tested and have an external audit completed of its internal control procedures.

In anticipation of becoming subject to these reporting responsibilities in 2005-2006 when we engaged an independent firm of accountants to complete "Level 1" documentation of our internal controls and procedures.

In 2008 we engaged the same independent firm of accountants to review our procedures and controls, update their documentation, conduct testing and provide their report. We used this work to prepare our management report in accordance with SOX legislation. In 2008, the Company incurred approximately $100,000 with respect to the SOX reporting and compliance. Specific details are provided in Section VIII below and in Appendix 1 to this MD&A report.

Board/Governance Matters:

In March 2008 we added Mr. Henry Dreifus to our Board of Directors, as noted above.

We formed a Compensation Committee and a Disclosure Committee in 2008, chaired in each case by an independent outside director. We formed a Technical Advisory Committee in 2007 and our Audit Committee has been established since inception.

We held 4 Board of Directors meetings in 2008 and our Board Committees met on multiple occasions as required.

We appointed an outside director to supervise all of the Company's responses to the ex CTO's claims of SOX violations which she submitted in February 2008. This director worked with our CFO, our external counsel and an independent legal advisor whom we also engaged to deal with this matter. These claims were dismissed by the regulators in August 2008 and our ex CTO retracted her claims in November 2008.

Technical Advisory Committee:

Our Technical Advisory Committee met on several occasions in 2008 and was active throughout the year in guiding the Company’s above described initiatives. The committee members include:

a)	Larry Blue, an outside director with a substantial career in high technology,

b)	Henry Dreifus of DAL, and a director of Micromem, and

c)	Steven Van Fleet, President of our US subsidiary, MAST Inc. and a director of Micromem.

Potential Strategic Partners and Product Development:

We have provided press release disclosure of the progress that we have made with certain potential strategic partners during 2008, specifically:

a)

BAE: one of the largest defense companies in the world who has completed manufacturing of Micromem's wafers and will be delivering initial products for third party validation in 2009. The BAE wafers include both memory arrays and magnetic sensors.

b)	Texas Advanced Optical Systems (TAOS): a developer of integrated optoelectronic products. TAOS could become a significant distributor of our sensors in the future.

c)	Norwegian EM Technology has begun testing of our magnetic sensors for integration into an application that involves natural resource exploration of minerals and oil and gas.

d)	We developed a working relationship with Nth Degree, an Arizona-based private company, to investigate integration of their electronics manufacturing technology with our sensor.

e)

We signed a Joint Development Agreement with a private Canadian mining exploration company to explore the opportunity of integrating our sensor technology into a mining senor for gold and other precious metals.

f)

We signed a Joint Development Agreement with Unotron Limited, a company that has developed a patented washable keyboard technology, to work together toward integrating Micromem's magnetic sensors into Unotron's technology.

g)	At the request of a medical device company, we have begun design work on glucose characterization and specificity testing with our magnetic sensor.

h)	At the request of an automotive manufacturer, we have begun design work on an oil sensor for the auto industry.

The Company has been developing prototype sensor applications for the mining sector, the oil and gas sector, the biometric medical device sector and the defense sector. Its expectation is that it will advance these projects in collaboration with the above-noted and other parties in 2009-2010.

Financing:

We were active in raising financing to support all of our initiatives and undertakings during 2008. A total of $5,484,058 of cash was raised through the issuance of 9,263,614 common shares as follows:

Source	Number of shares issued	$ Financing raised

Private placements	4,152,296	$2,980,031
Exercise of stock options	1,440,000	$1,010,500
Exercise of common share purchase warrants	3,671,318	$1,493,527
	9,263,614	$5,484,058

The private placements were executed with arms' length investors at various points during the fiscal year. Several of the private placement financings completed this year included additional warrants as part of the financing. These are detailed in Section XII below.

The common share purchase warrants exercised in 2008 relate virtually entirely to the Unit private placement financings which the Company completed in 2004-2005 as reported in prior years' filings.

In 2005 we signed a financial advisory services agreement with an arm’s length financial advisory services group based in New York City. This group was instrumental in helping the Company secure financing in 2004-2005. At the time, the agreement that we reached with this party was that we issued 800,000 common share purchase warrants on a "cashless" exercise basis. The term of the warrants were ultimately extended to June 2008 at a strike price of $0.40 per warrant. When the warrants were exercised, the stock price was $2.09 per share and the Company calculated the value of these "in the money" warrants at $1,351,992 and issued a total of 646,886 common shares as settlement.

Corporate Structure:

The Company incorporated two new subsidiaries in 2008:

a)	MAST Inc. as a wholly-owned, Delaware-based subsidiary, charged with the responsibility to develop and commercialize our technology with strategic partners.

b)

7070179 Canada Inc. as a wholly-owned Canadian subsidiary. In 2008, Micromem has transferred certain of its intellectual property assets to this subsidiary as part of its overall strategic and financial planning in anticipation of future business developments.

The Company’s other subsidiaries are inactive but remain in good standing.

Conclusion of Research at University of Toronto:

Our working relationship with the University of Toronto was concluded on amicable and satisfactory terms in 2008. The University of Toronto’s research team included Dr. Harry

Ruda and his assistant, Simon Aouba, who have worked with Micromem under successive research initiatives since 2003.

Between 2003-2006, the Company incurred approximately $750,000 with respect to the work completed at the University of Toronto. In May 2008 it discharged all of its remaining obligations to the University of Toronto for additional work completed in 2007-2008 by a final payment of $125,000 (Canadian funds) and the issuance of 30,000 common shares with a market value at date of issue of $59,100.

The work completed at the University of Toronto since 2003 has set the foundation for the Company’s 2008 progress in commercializing its prototypes in the US-based industrial foundries.

Tax Returns and Loss Carryforwards:

The Company brought all of its tax filings up to date in 2008 and is now current and in good standing with the regulatory authorities. It reports approximately $9.9 million of loss carryforwards available to reduce future taxable income. The potential tax benefit of these loss carry forwards, which could approximate up to $3.3 million in future tax savings, is fully reserved and reported at nil value in our balance sheet as of October 31, 2008.

Financial Position / Non-Cash Expenses re Black Scholes:

The Company reports a deficit of $66,806,313 as of October 31, 2008. This deficit includes the cumulative results of operations since 1999 and there is a significant component of this total that consists of non-cash expenses pertaining to the cost of stock options, stock compensation and warrants issued; such costs calculated in accordance with the Black Scholes option pricing model.

Management is of the view that these non-cash costs measured via the Black Scholes model are highly judgmental in measurement and in interpretation.

An analysis of the components of the deficit, highlighting the pre-University of Toronto period (1999-2003) and the period of time thereafter through 2008 is as below ($000):

	1999-2003	2004-2008	Total
Research and development,
Professional and consulting fees	$ 8,899	$ 8,620	$ 17,519
Salaries	9,337	1,084	10,421
Royalty write-off	10,000	-	10,000
Administration related	4,234	2,469	6,703
Non-cash costs reported associated
with Black Scholes pricing model	15,700	6,463	22,163
Cumulative deficit ($000):	48,170	18,636	66,806

Contractual Obligations and Management Compensation:

The Company has entered into a number of employment contracts during 2008 relating to the employment of certain key executives. These contracts are for 2-3 year terms as follows:

	Annual Base Remuneration	Term Expiry
President	$160,000(1)	May 2010
President, MAST	$180,000	May 2011
CFO	$150,000(1)	May 2010
(1) Canadian funds; at 10/31/08 exchange rate to covert to $US was $0.82

In addition, the Company paid the Chairman a total of $416,171 in 2008 under the terms of his contract which expires in September 2009.

The total compensation paid to our key officers and directors in 2008 is summarized as below.

	Cash	Options	Total
Chairman	$416,171	$ -	$416,171
President	111,499	28,500	139,999
CFO	120,382	28,500	148,882
President, MAST	140,837	221,500	362,337
Chair, Audit Committee	-	83,475	83,475
Chair, Compensation Committee	-	24,225	24,225
Chair, Technical Advisory Committee	-	83,475	83,475
Outside Director	-	79,200	79,200
Other Director (DAL)	300,314	355,060	655,374

Investor Relations Group (“IRG”):

In September 2008 the Company also entered into a contract with IRG, an investor relations firm in New York City, for a 12 month period. Under the terms of this contract, which can be terminated at any time without cause on 30 days notice, the Company pays $13,500 cash and issues 25,000 common shares per month for services provided.

2009 Outlook:

2009 is expected to be a positive year for the Company. Our business plan anticipates:

a)	successful completion/execution of multiple JDAs with strategic partners relating to our sensors,

b)	initial sensor product sales,

c)	initial license agreement(s) executed for our sensor and perhaps our memory technology, and

d)	positive net income and cash flow from operations.

II. GOING CONCERN:

The Company’s consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technology. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

III. OPERATING RESULTS AND FINANCIAL POSITION:

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2006-2008 and for the quarterly information through October 31, 2008. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2006-2008 and the quarterly information through October 31, 2008.

Financial Position at October 31, 2008:

The Company reports a working capital deficiency of $338,079 at October 31, 2008 (2007: $1,531,855).

The loss reported at October 31, 2008 was $5.4 million including the non-cash cost of stock options granted/vested during the year of $1.04 million (2007 loss of $2.8 million with non-cash stock options cost of $270,000).

To finance our operating loss in 2008, we raised $5.4 million through the issuance of common shares relating to private placements and through the exercise of common share purchase warrants and stock options.

At October 31, 2008 the Company has:

a)	10,930,000 stock options outstanding which expire, if unexercised, between 2009- 2013. If fully exercised, the Company would realize approximately $9.3 million of proceeds.

b)	637,128 common share purchase warrants which expire in 2009-2010 if unexercised. If fully exercised, the Company would realize approximately $662,000 of proceeds.

Comparison of 2008 Fiscal Year to 2007 Fiscal Year:

a)

The Company remains in pre-revenue mode at October 31, 2008. It reports interest income of $11,762 in 2008 (2007: $2,586); it successfully raised additional financing in 2008 and earned more interest income on temporarily available excess cash on hand during the year.

b)	General and administrative expenses compare as follows ($000):

	2008	2007
1) Investor relations	$ 78	$ -
2) AGM expense	76	69
3) Reserve, doubtful accounts	88	-
4) Shareholder information	55	31
5) Telephone	45	28
6) Insurance	48	42
7) Rent	32	20
8) Exchange loss	33	(30)
9) MAST	31	-
10) All other	100	63
	604	$ 223

Commentary keyed to cost categories:

1)	The Company engaged the Investor Relations Group (IRG) of New York in September 2008. We are committed to monthly payments of $13,500 plus 25,000 common shares per month under this one year contract.

3)

The Company has rebilled certain related companies who share office space with it and which have certain common officers and directors. At October 31, 2008 the Company has reserved the outstanding accounts receivable with certain of these parties given uncertainty of collection.

c)	Professional, Other fees and Salaries compare as follows:

	2008	2007
1) Audit and related services	$ 134	$ 95
2) Legal – patents	253	201
3) Legal – other	287	45
4) Salaries and benefits	242	111
5) Management fees	794	791
6) Accounting – SOX related	65	-
7) DAL	300	46
8) President, MAST Inc.	138	33
9) Other	50	40
	2,263	1,362
10) Stock compensation expense	1,041	269
	$3,304	$1,631

Commentary keyed to cost categories:

(3)

We incurred $125,000 in legal expenses in 2008 pertaining to the SOX violation allegations which claims were ultimately dismissed with prejudice to Ms. Kuper by OSHA and which claims were ultimately retracted by Ms. Kuper. We incurred approximately $75,000 of legal fees in 2008 relating to our application for listing on a Canadian stock exchange and additional costs relating to the adoption of a shareholders rights plan.

(4)	Salaries were increased in June 2008 for several employees. There was less rebilling of common salary costs to other related companies in 2008.

(5)

Management fees expense include in 2008 to Cynthia Kuper of $95,000 prior to termination of her contract (2007 : $260,000); our President $110,000 (2007 : $116,000), our CFO $118,000 (2007 : $116,000) and our Chairman $416,000 (2007 : $292,000). The monthly fees for our President and CFO were adjusted in mid year. In 2007 we paid our President and CFO a bonus of $50,000 each. Our Chairman’s annual compensation is determined in keeping with the contract on file which extends through September 30, 2009.

(6)	We incurred $65,000 relating to the additional work completed in 2008 (2007: nil) for our SOX/internal control audit preparation.

(7)	DAL is a consulting firm owned by a Company director, Henry Dreifus, who provided services to the Company commencing in late 2007 and continuing through 2008.

(8)	We signed a 3 year contract with the President of MAST Inc. our wholly-owned subsidiary, in mid 2008 at a base annual amount of $180,000.

(10)

In 2008 we decided to calculate the Black Scholes cost associated with stock compensation expense using 5 years as the expected weighted average life of options as reflecting a better current estimate of the expected life of such options. Previously, we used a weighted average life of 1.5 years. The term of options awarded is 5 years. The change in stock compensation expense using this estimate was not significantly different.

d)	Research and development expenses compare as follows ($000):

	2008	2007
1) University of Toronto	(75)	267
2) Strategic Solutions	729	301
3) BAE	370	-
4) GCS	192	14
5) President, MAST Inc.	30	5
6) All other	(183)	95
	$1,063	$ 682

Commentary keyed to cost categories:

1)

In 2008 the Company paid $38,952 in fees to Professor Harry Ruda, our Chief Research Scientist at the University of Toronto, who was on a $5,000 ($CDN) monthly retainer until it was terminated in June 2008. The Company reported accounts payable and accrued liabilities of $286,430 (CDN) at October 31, 2007 as payable to the University of Toronto; this obligation was settled by total payments in 2008 of $145,000 (CDN) and the issuance of 30,000 common shares valued at issue date at approximately $60,000. The Company recorded a recovery on final settlement with the University of Toronto of $76,037.

2)	Strategic Solutions was on contract for a base monthly amount of $45,600 in 2008 and was paid for additional work completed above and beyond the agreed upon base level of contract work.

3)	The payments to BAE are with respect to foundry services provided in the BAE facilities.

4)	The work performed by GCS relates to the prototype development work completed in the GCS foundry in 2008.

5)	A portion of the 2008 consulting payments made to Steven Van Fleet, President of MAST Inc. has been categorized as research and development costs.

e)	Travel related expenses compare as follows ($000):

	2008	2007
1) Airfare	$170	68
2) Hotels	94	21
3) Meals	95	25
4) Transportation	36	19
5) Other	3	8
	$398	$141

Travel related costs have increased substantially in 2008 as we have incurred significant additional costs pertaining primarily to travel by Steven Van Fleet, Henry Dreifus and Strategic Solutions, all in pursuit of our product development and commercialization efforts.

Quarter Ended October 31, 2008 Compared to Quarter Ended October 31, 2007:

a)	Summary of comparative expenses ($000):

	2008	2007
Administration:
1) Investor relations	78	28
2) Reserve, doubtful accounts	88	-
3) Insurance	12	10
4) Telephone	20	8
5) Listing fees	7	7
6) Rent	13	14
7) Other	10	181
	228	248

Professional, other fees and salaries:
8) Audit and tax related	119	54
9) Legals – re patents	67	56
10) Legals – other	121	(12)
11) Accounting fees – SOX related	47	-
12) DAL	107	46
13) President, MAST Inc.	40	30
14) Salaries	98	17
15) Management fees	421	496
16) Other	7	-
	1,027	687
17) Stock compensation expense	891	138
	1,918	825
Research and Development:
18) Strategic Solutions	218	145
19) BAE	255	-
20) GCS	24	19
21) All other	4	222
	501	386
Travel and entertainment:
22) Airfare	48	26
23) Hotels	28	9
24) Meals	19	8
25) Transportation	10	8
	105	51

b)	Commentary keyed to cost categories:

	1)	Investor relations contract with IRG signed in September 2008.

	2)	We reserved intercompany receivables for costs billed to related companies due to doubtful collection status.

	4)	Significant cell phone costs incurred by Company President while overseas in August – September on financing initiatives.

	10)	4th quarter costs pertain to Cynthia Kuper matter and legals relating to Canadian listing pursued in quarter.

	12/13)	As per current monthly contractual obligations.

	15)	Includes year-end finalization of Chairman’s contract – 4th quarter expense in this regard was $361,000.

	17)	Stock compensation expense relating to 1.2 million options granted in quarter.

	18/19)	Significant development work in 4th quarter with Strategic Solutions; BAE spend was based on program schedule developed with BAE.

	20)	Work at GCS began to wind down in 4th quarter.

	22-25)	Ongoing travel related costs attributable primarily to Steve Van Fleet, Henry Dreifus and Strategic Solutions.

IV. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Tables 1 and 2 present certain quarterly information for the 2007 – 2008 fiscal years.

V. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised between 2006-2008.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at October 31, 2008, our working capital deficiency was $338,079 (2007: $1,531,855).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of October 31, 2008.

VI. CRITCAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Our Canadian GAAP financial statements conform in all material respects with US GAAP. The exception to this is with respect to how we allocate proceeds received on Unit private placements. As noted below we allocate the full value of the proceeds realized on Unit private placements to the common shares issued as part of the Unit private placement and assign a nil value to the attached warrants. This is referred to as the residual approach to valuation. Under US GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. In management’s opinion, as illustrated in Note 18 to the financial statements, the difference is not material and, in any event, there is no change in aggregate shareholders’ equity reported.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

  Current assets and current liabilities, at the prevailing exchange rates at the end of the year;

  Other assets at historical rates;

  Revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and,

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. The Company has determined that no development costs have met these criteria at the financial reporting date. In that all costs have been expensed as incurred, our accounting policy also conforms with US GAAP.

Patents and Trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

Warrant Repricing:

In the 2006 and 2007 fiscal years the Company recorded a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that certain outstanding common share purchase warrants were repriced. The amounts reported were calculated based on the Black Scholes option-pricing model.

Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

VII. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parities and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this patented technology after 2002.

Operating Leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum lease payments are approximately $113,000.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

The Company resolved the matter with our ex CTO, Cynthia Kuper, shortly after October 31, 2008. Ms. Kuper has fully retracted her previous allegations made against the Company and the matter has been dismissed by OSHA with prejudice to Ms. Kuper.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be $1 million tied to future product revenues. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 and subject to a minimum annual compensation amount of $150,000 (Canadian funds). At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum shares that we can issue under the agreement is 2 million common shares. Under this contract, the 2008 expense as reported was $416,171 as compared to $309,232 in 2007.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST Inc. These agreements stipulate obligations as below:

	Term	Annual Obligation
President	24 months	$160,000 Canadian Funds
Chief Financial Officer	24 months	$150,000 Canadian Funds
President – MAST	36 months	$180,000

Short-Term Contracts:

The Company has entered into short-term consulting contracts as follows:

a.

Strategic Solutions, a U.S.-based engineering consulting firm, whereby it has committed to monthly payments of approximately $46,000; this contract expired in December 2008 and has since been extended on a month to month basis.

b.

DAL, a U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expires in December 2008 and has since been extended on a month to month basis.

c.

In September 2008 the Company entered into a 12 month contract with IRG, an arm’s length contractor. Under the terms of the contract, the Company pays a monthly cash amount of $13,500. As additional consideration, the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. At October 31, 2008, the Company has issued 50,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $52,250 reflecting the market price of the shares of the issue dates.

Supplier Commitments:

In 2008, the Company entered into an agreement with BAE, a supplier that provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through April 2009. At October 31, 2008 the Company has paid $400,000 under the terms of this supply agreement; an additional $200,000 was paid in November 2008.

VIII. DISCLOSURE CONTROLS / INTERNAL CONTROLS

This segment of the MD&A report is detailed in Appendix 1. In summary:

(a)

Pursuant to National Instrument 52-109, Certification of Disclosures in Issuers Annual and Interim Filings of the Canadian Securities Administrators, management has evaluated the effectiveness of the Company's disclosure controls and procedures. Effective December 15, 2008, the Company will be required to provide an assessment and disclosure of the effectiveness of internal control over financial reporting, similar to the requirements of SOX 404a.

(b)	In 2008, we were required to have an external audit completed of our internal control procedures in accordance with SOX legislation.

(c)	The report that was completed itemizes three Material Weaknesses in the Company's system of internal control and reporting systems (Appendix 1):

	(1)	The Company does not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction.

(2)

There is inadequate segregation of duties in the travel and entertainment payment cycle, in the payables/purchases/cash cycle and in the approval of related party cross-charges for common overhead expenses.

	(3)	The Company does not affect a timely and complete close of its year-end financial statements prior to the commencement of the year-end external audit.

(d)

The first two Material Weakness were the product of the review conducted by the firm of independent accountants whom we engaged during 2008 to document, review and test our procedures and controls. Their report was issued on November 10, 2008. During the course of the 2008 year-end audit conducted by our external auditors, we identified the third Material Weakness in our reporting procedures.

(e)

In each case, we have reviewed the recommendation made to remedy these Material Weaknesses and we have also provided our response as to the compensating controls that already exist as well as management's plan to remedy these Material Weaknesses in 2009.

Management and the Board of Directors, primarily through the audit committee, have instituted rigorous review procedures on all of our periodic filings. We have established a disclosure committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, IRG, to provide guidance, commentary on all of our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

IX. FINANCIAL INSTRUMENTS:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: short-term investments, accounts receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of accounts receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

X. OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XI. TRANSACTIONS WITH RELATED PARTIES:

The Company reports the following related party transactions:

1)	Compensation paid:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2007-2008 is as follows (refer also to section XIII):

	Cash Compensation	Stock Option Expense
2008	$ 825,748	$ 637,835
2007	$ 563,000	$ 105,000

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption of Professional, Other Fees and Salaries.

2)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2008	$ 30,000	$ 242,000	$ 1,000	$ 273,000
2007	20,000	121,000	3,000	147,000
2006	1,000	154,000	3,000	158,000

In 2008 the gross amount of these expenses was $447,000 and the Company rebilled $174,000 of these costs to the related companies. At October 31, 2008 the Company reports $116,000 of balances due from such parties for these expenses and has reserved $82,000 due to uncertainty of collection.

3)	Accounts receivable, payable and accruals:

At October 31, 2008 the Company reports the following accounts receivable and payable balances with related parties:

Net receivable from related companies re cost sharing of overhead expenses:	$ 34,459
Payable to Company's Chairman under terms of employment contract:	$ 416,171
Payable to officers and directors providing services to the Company:	$ 91,160

XII. SHARE CAPITAL:

At October 31, 2008 the Company reports 82,936,667 common shares outstanding (2007:72,946,167). Additionally, the Company has 10,930,000 stock options outstanding with a weighted average exercise price of $.85 per share (2007: 10,325,000 options outstanding with a weighted average exercise price of $.55 per share) and a total of 637,128 outstanding warrants to acquire common shares with a weighted average exercise price of $1.04 per share (2007: 4,471,328 outstanding warrants with a weighted average exercise price of $.41 per share).

XIII. MANAGEMENT AND BOARD:

Our management team and directors, along with their 2008 remuneration is presented as below:

Individual	Position	2008 remuneration
		Cash	Options	Total
Salvatore Fuda(1)	Chairman, Director	416,171	-	416,171
Joseph Fuda(2)	President, Director	111,499	28,500	139,999
Henry Dreifus	Director	300,314	355,060	655,374
Steven Van Fleet(3)	President, Mast Inc./ Director	140,837	221,500	362,337
David Sharpless	Director	-	83,475	83,475
Andrew Brandt	Director	-	24,225	25,225
Oliver Nepomuceno	Director	-	79,200	79,200
Larry Blue	Director	-	83,475	83,475
Dan Amadori(2)	CFO	120,382	28,500	148,882
Cynthia Kuper(4)	ex CTO	100,760	-	100,760

(1)	contract extends to September 2009
(2)	2 year contract extends to May 2010
(3)	3 year contract extends to May 2011
(4)	C. Kuper contract was terminated in November, 2007
(5)	Based on options vested during the fiscal year and calculated in accordance with Black Scholes option pricing model

XIV. SUBSEQUENT EVENTS:

The following subsequent events are noted:

1)

Between November 2008 and February 2009 the Company completed a series of private placement financings with arm's length investors pursuant to prospectus and registration exemptions as provided under applicable securities laws. The Company secured a total of $794,465 as subscription proceeds and issued a total of 1,489,899 common shares.

2)	Officers and directors exercised 32,801 common stock options and the Company realized $24,416 in proceeds.

3)	The Company extended the contracts for Strategic Solutions and DAL (as referred to in Section VII) on a month to month basis on similar payments terms.

4)

The matter disclosed in Section VII pertaining to the previous allegations of the Company's former CTO was resolved in November 2008 when the former CTO retracted her allegations and the matter was dismissed by OSHA with prejudice to Ms. Kuper.

APPENDIX 1

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FISCAL YEAR ENDED OCTOBER 31, 2008
PREPARED AS OF FEBRUARY 13, 2009

DISCLOSURE CONTROLS / INTERNAL CONTROLS

Introduction:

Pursuant to National Instrument 52-109, Certification of Disclosures in Issuers Annual and Interim Filings of the Canadian Securities Administrators, management has evaluated the effectiveness of the Company’s internal and disclosure controls and procedures.

Pursuant to Sarbanes Oxley Regulation 404 the Company became an "accelerated filer" in 2008 and this resulted in the Company having to prepare managements' report on internal controls over financial reporting ("Report") and to have our external auditors audit this Report.

In the 2005 fiscal year, the Company engaged an independent firm of accountants to complete a "Level 1" review of the Company’s internal control procedures. This review served to provide an in-depth description of our overall procedures and policies relating to our internal financial and operational controls. Between 2005-2007 management has updated that analysis as part of our annual financial statement audit. In prior years our auditors have identified certain weaknesses in our internal controls and, as required, we have reported these as part of our annual 20-F filings with the SEC.

In 2008 we engaged the same firm of independent accountants to complete an update of their 2005 report and to conduct a "Level 2" review of our procedures and controls. This review included documentation and testing of existing procedures to determine their effectiveness and to assess whether "Material Weaknesses" existed in these procedures and controls. The recommendations and conclusions put forward by the independent accountants were in accordance with the Committee of Sponsoring Organizations (COSO) report which is the most commonly used framework for evaluating internal controls.

Report on Control Procedures/Material Weaknesses:

The report submitted by the independent accountants cited two Material Weaknesses as of the final report date of November 10, 2008 and these are discussed below along with management’s comments on compensatory procedures that it has in place to mitigate the risks associated with these Material Weaknesses:

Material Weakness #1: The Company does not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction.

Independent Accountants’ recommendations: Create the formal schedule of authority providing financial and non-financial limits and list all individuals who have authority to approve transactions in contract management, travel and entertainment, purchases/payables/payments, investments/cash management, and sales/receivables/receipts.

Management's response:

a)	We have engaged an outside HR firm to provide detailed job descriptions for all employees (October 2008).

b)

We have assigned exclusive responsibility to the Compensation Committee of the Board of Directors to approve all forms of compensation for officers, directors and employees based on the recommendation of senior management.

c)	All material contracts that are negotiated by management with outside service providers are reviewed by our Audit Committee and reported to the Board of Directors.

d)

Accounts payable and cash management are monitored / managed on a daily basis by the Controller, the Office Manager, the CFO and the Company’s President given the traditionally weak working capital position that the Company has encountered.

The improvements that the Company intends to introduce in 2009 include:

a)	Adoption by the Board of a formal set of guidelines for travel and entertainment expenses.

b)	Codification of approval levels for various expenditures by members of the management team including those expenditures that will require Audit Committee approvals.

c)	Codification of policies with respect to securing third party contractual services – legal, accounting, insurance, other consulting and product development services.

d)	Preparation of detailed projected annual cash flow models with periodic updates for actual results.

Material Weakness #2: There is inadequate segregation of duties in the travel and entertainment payment cycle, in the payables, purchases and cash cycle and in the approval of related party cross charges for common overhead expenses.

Accountants’ recommendations: More effective segregation of the duties relating to handling of cheques, posting of payments and posting of invoices; CFO to approve travel and entertainment expenses of all senior management; transfer of certain cheque signing authorities and reassignment of certain accounting responsibilities amongst the accounting staff.

Management's response:

Notwithstanding these control weaknesses as cited, management notes that the periodic financial statements are scrutinized on a line by line basis by the CFO who in turn reports to the Audit Committee. The Audit Committee conducts a regular and extensive review of the Company’s financial reports. In turn, as appropriate the Chair of the Audit Committee reports to the Board of Directors.

In 2009 we will implement the following:

a)	We are developing a formal travel and entertainment policy for Board review and approval.

b)	We are assessing the best means and methods of reallocating certain job responsibilities within the accounting department and office staff.

Subsequent to the completion of the report by the independent accountants, we began our preparation for the year-end audit conducted by our external auditors. This process began in late November with audit fieldwork commencing in December 2008. During the course of the audit, our external auditors and our CFO reviewed all of our year-end financial reporting procedures and an additional Material Weakness was identified as discussed below.

Material Weakness #3: The Company does not affect a timely and complete close of its year-end financial statements prior to the commencement of the year-end external audit. The related risk is that there could be reporting errors that could be undetected by management.

Examples of this Material Weakness noted during the course of the year-end audit include:

a)	management processed a series of journal entries over the course of the audit to finalize the financial statements,

b)	internal documentation with respect to certain share capital transactions was incomplete and required revision,

c)

management revised certain accounting measurements at year-end based on the work completed at that time. These revisions related to the application of the Black Scholes option pricing model, additionally, there were cutoff issues which management identified at year-end and addressed as part of their year- end procedures.

Management's response:

a)

We conducted an exhaustive review of our financial statement accounts at year-end, augmenting the detailed analysis which we complete on a quarterly basis. This process served to capture all required year-end adjusting entries; we note that our external auditors have not proposed any adjustments to our financial statements at year-end.

b)

Management notes the complexity of certain elements of its financial statement reporting including consolidation, income taxes, share capital, stock compensation expense and related party transactions. In each case management notes that the existing internal procedures and reporting practices result in the production of very detailed (in some cases, line by line) account analyses and reconciliation.

c)	In 2009 we will codify a quarterly and year-end set of financial reporting procedures and assign responsibilities to specific individuals for their execution.

d)	In 2009 we are planning to introduce the equivalent of periodic internal audit procedures relating to key risk areas to augment existing control procedures.

Disclosure Policies and Procedures:

Management and the Board of Directors, primarily through the Audit Committee, have instituted rigorous review procedures on all of our periodic filings. We have established a Disclosure Committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the Disclosure Committee and a Policy have been developed and have been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, IRG, to provide guidance and commentary on all of our press release.

* * * * * * * *

Management's Conclusions:

a) Management acknowledges the material control weaknesses cited by the independent accountants during their review and by the external auditors in conducting their year-end audit work.

b) The work completed by the Company’s accounting staff as then reviewed by the Company’s CFO provides assurance that there are no material errors or unrecorded adjustments in the Company’s year-end financial statements.

c) Compensating procedures and controls are in place so as to mitigate the Material Weaknesses cited in this report.

d) Management has identified improvements that it plans to introduce in 2009 which will strengthen our internal controls with the objective of eliminating the Material Weaknesses cited.

e) Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

* * * * * * * *

Table 1

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2008

All amounts in United States dollars

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)

2008	11,762	(5,416,725)	(0.07)

2007	2,586	(2,811,378)	(0.04)

2006	9,930	(4,058,180)	(0.06)

Quarter ending

January 31, 2008	1,493	(720,055)	(0.01)

April 30, 2008	2,988	(1,180,108)	(0.02)

July 31, 2008	3,258	(1,280,143)	(0.02)

October 31, 2008	4,023	(2,236,419)	(0.03)

January 31, 2007	2,166	(844,766)	(0.01)

April 30, 2007	420	(1,326,587)	(0.02)

July 31, 2007	-	(660,675)	(0.01)

October 31, 2007	-	(1,328,604)	(0.02)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2008

Selected Balance Sheet Information (all amounts in United States dollars)

		Capital
Fiscal year ending	Working capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)

2008	(338,080)	26,321		630,467	(311,759)

2007	(1,531,855)	-	-	329,232	(1,531,855)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

Quarter ending

January 31, 2008	(1,728,948)	-	-	214,854	(1,728,948)

April 30, 2008	209,329	8,857	-	1,066,373	218,186

July 31, 2008	726,529	27,868	-	1,569,288	754,397

October 31, 2008	(338,080)	26,321	-	630,467	(311,759)

January 31, 2007	(451,689)	-	-	299,877	(451,689)

April 30, 2007	(477,651)	-	-	273,695	(477,651)

July 31, 2007	(964,838)	-	-	88,331	(964,837)

October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2008

Summary of financing raised by Company

Date of financing		2007			2006

	Shares	Price / share	$	Shares	Price / share	$

Exercise of options
January 2006				150,000	0.30	45,000
Feb.-March 2006				1,600,000	0.30	480,000
May-July 2006				1,100,000	0.30	329,980
Aug.-Oct. 2006				700,000	0.30	210,000
January 2007	1,000,000	0.30	300,000
March 2007	600,000	0.30	180,000
September 2007	100,000	0.72	72,000

Exercise of warrants
June 2006				771,850	0.63	485,548
April 2007	417,500	0.40	167,000
July 2007	60,000	0.40	24,000

Private placements
May 2006				150,000	0.50	75,000
October 2007	1,577,368	0.45	716,230
	3,754,868		1,459,230	4,471,850		1,625,528

		2008

	Shares	Price / share	$

Exercise of options
April 2008	1,370,000	0.70	964,500
July 2008	45,000	0.62	28,000
October 2008	25,000	0.72	18,000

Exercise of warrants
April 2008	83,500	0.40	33,400
July 2008	1,667,818	0.40	667,127
October 2008	1,920,000	0.41	793,000

Private placements
January 2008	1,003,900	0.49	493,685
April 2008	2,450,508	0.68	1,673,752
July 2008	285,000	1.29	368,750
October 2008	412,888	1.07	443,844
	9,263,614		5,484,058

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2008

Outstanding
options	Strike price	Expiry date

150,000	0.70	11/30/08
20,000	1.12	02/15/13
50,000	2.31	02/15/09
1,180,000	0.65	06/16/09
50,000	0.91	06/17/09
200,000	0.30	07/18/09
50,000	0.63	11/15/09
300,000	0.60	03/22/10
1,950,000	0.72	05/27/10
4,300,000	0.80	07/13/11
350,000	0.36	04/15/12
30,000	0.50	05/31/12
225,000	0.60	10/31/12
325,000	1.01	02/15/13
350,000	1.20	02/15/13
1,400,000	1.50	08/28/13
10,930,000	0.85

Total proceeds if all options exercised:		$ 9,290,500

Outstanding
Warrants	Strike price	Expiry date

100,000	0.50	02/18/09
200,000	1.17	07/31/09
75,000	0.95	08/28/09
200,000	1.17	08/28/09
62,128	1.17	09/02/09
637,128	1.04

Total proceeds if all warrants exercised:		$ 661,940